Exhibit 99.1

Olympus Pacific Minerals Inc.
Interim Management Discussion and Analysis
(“MD&A”)

For the six months ended September 30, 2009,
dated as at November 13, 2009.

The following Interim Management Discussion and Analysis, which has been prepared for the nine months ended September 30, 2009, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the nine month period ended September 30, 2009 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the nine month period ended September 30, 2009 and the subsequent period to November 13, 2009. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2008 and the related MD&A included in the Company’s annual report.  Any reference to the financial statement notes within this MD&A is incorporated by reference number. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM and on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

OLYMPUS PACIFIC MINERALS INC.

1/30

OLYMPUS PACIFIC MINERALS INC.1

Olympus Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

1 The Directors of Olympus Pacific Minerals Inc. are Messrs. David Seton (chairman), John Seton, Jon Morda, and Douglas Willock. The CEO is Mr. David Seton. The CFO is Mr. Peter Tiedemann.

OLYMPUS PACIFIC MINERALS INC.

2/30

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below.

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), in commercial production since the second quarter of 2009, Bong Mieu East (VN240), as well as a number of new surface showings.

Phuoc Son (85 percent interest)

Phuoc Son hosts our high-grade gold deposit DakSa and is actively being explored for new primary gold occurrences in addition to thirty existing occurrences.  Dak Sa Underground project (VN320) was placed in commercial production effective from October 1, 2009.   Plant up-grades at Bong Mieu, which temporarily processes the Phuoc Son ore, were completed in the second quarter of 2009.

Capcapo

Olympus has an option to earn up to a 60 percent interest in this Philippines mining tenement upon completing a specified level of expenditures on the property.  The Company has been unable to settle formal joint venture operating agreements with its

OLYMPUS PACIFIC MINERALS INC.

3/30

partner which is inhibiting its ability to earn its interest in the property.

Olympus 2009 in Summary

•	Progressively increased production in 2009. For example in October the Company was producing at a level in excess of 30,000 ounces per annum.

•	The Company has placed its Nui Kem Bong Mieu Central (VN230) into production in the second quarter of 2009, after the Bong Mieu plant upgrade was complete.

•
The Company has placed its Phuoc Son Dak Sa project (VN320) in production in the third quarter and has been producing for three years at Bong Mieu.  It has now successfully made the transition from explorer to producer.

•
In the second quarter of 2009, the Company had a positive cashflow, this was not so during the third quarter due to not being able to truck ore from Phuoc Son.  However, this has now been resumed after permission for continued Treatment of the ore from the Phuoc Son mine at the Bong Mieu Gold plant until December 2010 was granted in mid September.

•	The Company has significantly de-risked most of the operations through its Bong Mieu plant upgrade which was completed in the second quarter of this year.

•	The Company raised $3m in equity which, together with its self generated cashflow, is to be used to develop its mining and plant improvement projects.

•	The Company has established a 64% upgrade of Gold Resources at Bong Mieu East, increasing its total Resources in Vietnam to 1.61 million ounces of gold.

•	A preliminary financial assessment of Bong Mieu East is being reviewed.

•	A recalculation of the Phuoc Son resource following recent step-out drilling programs has commenced.

•	The mining license at Phuoc Son to July 2011 has been granted.

•	In the fourth quarter Olympus issued a press release stating an Amalgamation Proposal between Olympus and Zedex has been initiated for completion by the end of January 2010.

OLYMPUS PACIFIC MINERALS INC.

4/30

Plant Output Results

Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1 2009	Q2 2009	Q3 2009	YTD
Tonnes of ore milled*	37,576	32,288	37,231	107,095
Head Grade (g/t Au)*	4.07	10.64	5.50	6.35
Mill Recoveries *	55%	69%	62%	66%
Gold Production (ounces)*	2,692	7,588	4,053	14,333
Total Gold Sales (ounces)*	2,947	6,994	4,201	14,142
Total Gold Sales **	$2,666,637	$6,396,532	$4,042,701	$13,105,870
Total Cost of Sales***	$2,304,961	$3,449,697	$2,435,768	$8,190,426
Amortization*	$703,753	$804,819	$622,704	$2,131,276
Royalties (Zedex & Govt)*	$111,999	$386,462	$200,735	$699,195
*The Bong Mieu Production Plant processes ore from Bong Mieu Central, Bong Mieu Underground, Tailings and Phuoc Son Projects.

**Total Gold Sales includes $7,216,077 YTD os gold sales from the Phuoc Son ore and $712,043 Q1 gold sales from Nui Kem ore which as it was not in commercial production has been offset against deferred exploration and development expenditure.

***Total cost of sales includes $4,457,714 YTD of gold cost of sales and royalty expenses associated with the Phuoc Son ore and $807,680 expenses associated with Nui Kem sales which as they were not in commercial production have been recognized as deferred exploration and development expenditure.

Production at the Bong Mieu plant was significantly affected by events surrounding the renewal of the Phuoc Son Mining Licence and attendant issues. The delay in issue of the trucking permit, for the second time this year, resulted in no Phuoc Son ore delivery for most of the quarter. This reduced the gold output and total recovery of the plant. The issue was successfully resolved by mid September with the receipt of the renewed Phuoc Son Mining License including permission to truck Phuoc Son ore for processing at the Bong Mieu plant until the end of December 2010.  Plant operations have now returned to their expected levels.

Hogan(VN220) feed to the plant increased by 240% to 23,881 tonnes due to the cessation of ore trucking from Phuoc Son to Bong Mieu from the beginning of the quarter until September 14, 2009.

Mill Recovery for Nui Kem(VN230) ore increased by 6% (69% - 73%). Further improvements are expected as the plant settles back to full feed with diminished Hogan ore.

Plant modifications completed in the third quarter included installation of a second tilting furnace in the gold room and upgrade of the ventilation system, re-commissioning of the Gekko jigs as backup for the Falcon concentrators, and the addition of two carbon ashing units to increase capacity.

Further plant improvements are ongoing, with the air system upgrade and carbon attrition unit due for completion in the early part of the fourth quarter.

OLYMPUS PACIFIC MINERALS INC.

5/30

BONG MIEU GOLD MINING COMPANY LIMITED1

Bong Mieu Background

The Bong Mieu Gold Mining property(VN200), located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine and production plant (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is being explored, developed, and test mined for production and is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  Bong Mieu Underground Mine (Nui Kem VN230) was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade.  Exploration work to date has resulted in a significant discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Bong Mieu Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. In addition to the two percent royalty paid to Zedex, the Company pays a royalty to the Vietnamese Government.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:

2009	Q1	Q2	Q3
Net deferred exploration and development	$9,355,479	$9,772,901	$10,052,065
Property, plant, and equipment	$7,757,918	$7,339,495	$7,115,336
Spending on exploration and development activities	$325,562	$478,422	$477,285
Expenditure on property, plant, and equipment	$242,485	$278,835	$363,720

Bong Mieu Reserves and Resources

Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found in the Company’s filings at www.sedar.com.

No further changes have been made to the Reserve and Resources quoted in the 2008 audited Annual Report filed on SEDAR March 31, 2009.

1 The Directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton (chairman), John Seton, Charles Barclay, Dang Mau Luu, Nguyen Anh Vu, and Nguyen Xuan Tuong. The general director is Mr. Nguyen Ngoc Quynh. The chief accountant is Mrs. Ho Thi Nhu Ngoc.

OLYMPUS PACIFIC MINERALS INC.

6/30

A review of Reserve and Resource estimates for the Nui Kem (VN230) underground deposit was commenced in the fourth quarter 2008 and continues.

Exploration

No drilling was undertaken in the nine-month period ended September 30, 2009.

Bong Mieu Projects Production and Operating Results

Combined Production on Bong Mieu Gold Property Projects:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits

	Q1 2009	Q2 2009	Q3 2009	YTD
Tonnes of ore milled	35,081	19,257	34,135	88,473
Head Grade (g/t Au)	2.94	4.85	4.54	3.90
Mill Recoveries	53%	67%	60%	61%
Gold Production (ounces)	1,745	2,013	2,977	6,735
Gold Sales (ounces)	1,865	1,994	2,521	6,380
Sales *	$1,719,143	$1,756,460	$2,414,191	$5,889,794
Cost of Sales *	$1,508,352	$1,058,066	$1,782,153	$4,348,571
Amortization *	$703,753	$804,819	$655,193	$2,163,765
Royalties (Zedex & Govt) *	$78,606	$81,802	$109,306	$269,714
*Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until April 1, 2009.

Bong Mieu Projects Financial Performance:

The tables below show individual operating mine statistics of VN220 and VN230:

Bong Mieu Central Project(VN220) - Hogan

	Q1 2009	Q2 2009	Q3 2009	YTD
Tonnes of ore milled	27,233	7,019	23,881	58,133
Head Grade (g/t Au)	2.41	2.38	3.93	2.96
Mill Recoveries	45%	56%	51%	50%
Gold Production (ounces)	946	302	1,539	2,787
Gold Sales (ounces)	1,088	564	1,251	2,903
Sales	$1,007,002	$431,023	$1,202,077	$2,640,201
Cost of Sales	$845,924	$300,281	$827,163	$1,973,368
Amortization	$581,306	$664,800	$475,186	$1,664,635
Royalties (Zedex & Govt)	$45,799	$21,209	$54,142	$121,150

Production:

OLYMPUS PACIFIC MINERALS INC.

7/30

Mining in Bong Mieu Central (BMC) (VN220) generated 18,358 tonnes at 4.20g/t Au with an ore to waste ratio of 1:4.

Bong Mieu Underground Project (VN230) – Nui Kem

	Q1 2009	Q2 2009	Q3 2009	YTD
Tonnes of ore milled	7,848	12,238	10,254	30,340
Head Grade (g/t Au)	4.80	6.26	5.97	5.71
Mill Recoveries	66%	69%	73%	71%
Gold Production (ounces)	799	1,711	1,438	3,948
Gold Sales (ounces)	777	1,430	1,270	3,477
Sales	$712,141	$1,325,437	$1,212,113	$3,249,593
Cost of Sales	$662,428	$757,782	$954,990	$2,375,203
Amortization	$112,447	$140,019	$180,007	$499,130
Royalties (Zedex & Govt)	$32,805	$60,595	$55,164	$148,564

Total ore mined is 8,241 tonnes at 5.54g/t Au. Development activities worth $891,831 YTD comprise 150m of level drives and 175m of raises. The level of capital development was reduced due to reduced available cash flow and this is expected to affect ore production in the fourth quarter.

The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was submitted to the Department of Natural Resources on August 3, 2009.

Activities completed for the quarter related to Environmental protection are construction of surface wetland, commissioning of the siltation pond and construction of two control gates at Dam #1.

Bong Mieu Licencing

The table below summarizes the key licences that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1990	25 years	05/03/2015
Bong Mieu	BMGMC	Exploration Licence 2125/GP BTNMT	30 Sq Km	Granted	24/10/2008	2 years	22/10/2010
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

The trucking permit for Dak Sa ore (VN320) expired on June 30, 2009 and, after some considerable delay, was reissued by the Quang Nam People’s Committee on September 23, 2009.  This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until the end of 2010.

Bong Mieu Outlook for 2009

OLYMPUS PACIFIC MINERALS INC.

8/30

•	Continue with exploration field work.

•	Recommence evaluation drilling in early 2010.

•	Complete conceptual mining and pre-feasibility studies at North East Bong Mieu.

•	Evaluate the ore intersected at the Bong Mieu Underground Deposit.

•	Continue with plant improvements.

•	Plan for 2010 changes including the discontinuances of treatment of Dak Sa Ore after Phuoc Son plant completion late 2010.

OLYMPUS PACIFIC MINERALS INC.

9/30

PHUOC SON GOLD MINING COMPANY LIMITED.1

Phuoc Son Background

Phuoc Son Gold Mining property, located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property, is actively exploring approximately half of the 70 square kilometer property for new primary gold occurrences in addition to the 30 existing occurrences.  The remaining half of the property is not available for exploration at this stage.  The property includes the high-grade Dak Sa Underground Project (VN320), which was put into commercial production in the fourth quarter of 2009.

Phuoc Son Structure
Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corp. (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Company pays a royalty to the Vietnamese Government.

The table provides key information for the Phuoc Son property:

2009	Q1	Q2	Q3
Net deferred exploration and development	15,947,657	16,538,558	$13,642,813
Property, plant, and equipment	4,722,153	4,697,911	$4,710,854
Spending on exploration and development activities	28,877	59,474	$324,093
Expenditure on property, plant, and equipment	215,267	77,493	$17,108

Phuoc Son Reserves and Resources

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

There have been no changes to the mineral reserve and resource estimates that were published in the MD&A for the Annual Report of 2008 which can be found in the Company’s filings at www.sedar.com.

Exploration (VN310 and VN320)

1 The Directors of Phuoc Son Gold Mining Company Limited are Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, Nguyen Xuan Tuong.  The general director is Mr. Nguyen Xuan Tuong. The chief accountant is Mrs. Nguyen Thi Phuoc.

OLYMPUS PACIFIC MINERALS INC.

10/30

During the third quarter of 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phouc Son property following drilling programs completed in 2008.

Phuoc Son Development – Dak Sa Underground Project (VN320)

The treatment of Dak Sa ore at Bong Mieu Plant met production rate expectorations in the 2nd quarter, however in the third quarter the trucking licence was not operative. The Company expects Dak Sa ore to be able to be trucked and processed at a normal production rate from mid September and has declared that Dak Sa is in production from that date
.
The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

Dak Sa Underground Project (Capitalized) (VN320)

	Q1 2009	Q2 2009	Q3 2009	YTD
Tonnes of ore milled	2,495	13,031	3,096	18,622
Head Grade (g/t Au)	19.91	19.20	16.14	18.35
Mill Recoveries	59%	69%	69%	69%
Gold Production (ounces)	947	5,575	1,076	7,598
Gold Sales (ounces)	1,082	4,950	1,680	7,712
Sales	$947,494	$4,640,072	$1,628,511	$7,216,077
Cost of Sales	$796,612	$2,391,631	$695,835	$3,884,078
Amortization	-	-	-	-
Royalties (Vietnam Govt)	$33,393	$304,660	$91,429	$429,482

Construction for the first phase of the Crushing plant commenced in August 2009, with the Crusher Hopper wall 90% completed by end of the quarter. Orders for the first phase crushing equipment have been placed and are expected to be delivered in the fourth quarter of 2009.

Ore generated from internal stope development, primary development and stoping activity was 3,321 tonnes at 17.59g/t Au, 2,214 tonnes at 20.10g/t Au and 4,698 tonnes at 16.81g/t Au, respectively.

2,122 tonnes of ore was delivered to the Bong Mieu plant and the estimated remaining stockpile at Phuoc Son was 14,011 tonnes at 18.96g/t Au at the end of the quarter.

Bong Mieu treated 3,100 tonnes at an average head grade of 16.14g/t with a recovery of 70 percent yielding 1,076 ounces. The resulting gold output was below the budget estimate as ore trucking only recommenced September 15, 2009 due to delay in receiving trucking permission.

Ministry of Mineral Resources and Environment issued the Mining License Extension on August 13, 2009, with effect until July 31, 2011. Ministry of Trade and Industry issued the Blasting permit on August 14, 2009, with effect also until July 31, 2011.

An ore trucking permit was issued by the Quang Nam People’s Committee in mid September 2009 to allow treatment of Phuoc Son ore through the Bong Mieu plant until the end of 2010.

Preparation of Environmental Impact Assessment for the Mill Plant is ongoing and will be submitted early in the fourth quarter of 2009.

OLYMPUS PACIFIC MINERALS INC.

11/30

Phuoc Son Licencing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited (PSGC) holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	08/07/2008	25 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	5.5 years	31/07/2011
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	5.5 years	31/07/2011

Phuoc Son Outlook for 2009

•	Assessment of external debt funding to facilitate mine and plant development at Phuoc Son continues

•	Exploration expenditure is kept at a level that available cash allows.

•	Provided funds are available for exploration, identify drilling targets away from Dak Sa for commencement of drilling in the mid 2010.

OLYMPUS PACIFIC MINERALS INC.

12/30

OTHER PROPERTIES

KADABRA MINING CORPORATION1

Capcapo (PH100) is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement.
Our efforts in Capcapo area have concentrated on obtaining Community approval which is required before any exploration can continue.  At September 30, 2009, the formal report and community decision was still awaited from the NCIP. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved.

OTHERS:

Other properties for which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R.  Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project. A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh. Under this TSA Olympus has contributed 35% wage and insurance payment and Long Thanh will pay for the balance (65%) and all work related expenses of the five Olympus geologists who attend the exploration programs between May and September of 2009.

1 The Directors of Kadabra Mining Corporation are Messrs. Thomas Rodney Jones (chairman), Peregrino Resabal,  Charles Barclay, and Russell Graham. The general director is Thomas Rodney Jones. The chief accountant is Salvador Palabrica.

OLYMPUS PACIFIC MINERALS INC.

13/30

OLYMPUS PACIFIC MINERALS INC.

Olympus Operational Activities

Comments on selected items from our Consolidated Statements of Operations for the six-month period ended June 30, 2009 are noted in the following table:

	Q3 YTD 2009	Q3 YTD 2008	YTD % Change	Q3 2009	Q3 2008	Q3 % Change	Comments on variances
Sales	5,177,751	7,249,017	(29)%	2,414,191	2,142,792	13%
The Company sold 5,653 ounces of gold in the first nine months (at an average realized price of US$916 per ounce) of 2009 compared to 7,186 ounces of gold in the same period last year (at an average realized price of US$903 per ounce).   Sales decreased due to a higher portion of Phuoc Son ore being process in the plant which was then capitalized and the first quarter of Nui Kem ore sold was also capitalized.

Cost of sales	3,942,431	5,625,224	(30)%	2,083,944	2,247,826	(7)%	Decreased due to the more efficient processing of ore as a result of the plant modifications.
Amortization	2,054,223	2,053,353	0%	657,870	913,578	(28%)	Increased as a result of increased investment in Capital Assets by Q3 2009 when compared with Q3 2008.
Management fees and salaries	2,085,398	2,357,543	(12%)	586,607	455,512	29%	Decreased year to date as a result of a lower headcount, and reassignment of management responsibilities. Increase in this quarter due to increased engagement of part time staff.
Professional & Consulting fees	1,165,851	731,431	59%	701,610	137,859	77%	Increased as a result of engagement of external professionals for external audit of SOX controls and Macquarie Bank commenced their due diligence assignment in the quarter.
Travel	292,467	520,416	(44%)	125,582	131,198	(4%)	Decreased due to change in policy reduction in overall travel and more economy fares taken rather than business class.
Investor and PR promotions	94,790	444,161	(79%)	34,564	19,061	(81%)	Lower due to changes in marketing plans which resulted in reduced ongoing costs.
Office & general administration	482,757	516,401	(7%)	175,615	183,968	5%	Decreased year to date in line with general cost saving measures put in place in 2008, increased for the quarter due to timing of general costs.

OLYMPUS PACIFIC MINERALS INC.

14/30

	Q3 YTD 2009	Q3 YTD 2008	YTD % Change	Q3 2009	Q3 2008	Q3 % Change	Comments on variances
Stock-based compensation	1,215,317	659,539	84%	39,053	214,508	(82%)	Decreased in the quarter due to timing of issues.
Interest (income)/ expense	(7,209)	(516,919)	(99%)	7,865	(109,969)	(107%)	Decreased as a result of lower average cash balances held during the first nine months of 2009 compared with 2008.

Olympus Summary of Quarterly Results

	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales	2,414,191	$756,460	$1,007,100	$308,844	$2,077,879	$2,304,930	$2,878,058	$2,041,973	$2,137,156	$1,495,107	$955,138
Interest Income	(7,865)	5,632	9,442	50,365	106,638	160,284	252,410	332,241	165,815	144,532	31,649
Net Profit/(Loss)	(2,175,116)	(1,938,409)	(2,517,277)	(1,519,647)	(2,907,888)	(2,164,060)	(1,413,478)	(1,477,096)	(2,184,341)	(1,737,935)	(2,819,300)
Profit/(Loss) per share (1)	(0.009)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Deferred exploration and development cost additions	801,377	537,896	354,440	1,423,958	1,430,185	2,490,573	2,059,241	2,529,370	1,971,492	1,655,357	1,070,714
Capital assets additions	403,713	353,302	442,433	3,026,636	1,175,241	316,295	555,869	158,826	207,596	809,280	313,019

(1)	Basic and diluted
(2)	Deferred exploration and development cost additions were offset by net gold sales from Phuoc Son and Nui Kem while still in development of $2,810,289

Olympus Liquidity Section – Investing and Financing Activities

Investing activities

During the nine-month period ended September 30, 2009, Olympus invested $1,693,713 [2008 - $7,380,805] in exploration and development expenses and $1,199,448 [2008 - $5,074,041] acquiring property, plant and equipment as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2009	2008	2009	2008
Bong Mieu	885,040	3,379,908	1,281,269	3,416,454
Phuoc Son*	309,868	1,684,411	412,444	3,757,987
Capcapo**	-	-	-	206,364
Other	4,540	9,722	-	-
	1,199,448	5,074,041	1,693,713	7,380,805
* Development expenditure on the Phuoc Son property was offset by net gold sales while the project was still in development in 2009 of YTD$2,810,289 **Written-off as of December 31, 2008

OLYMPUS PACIFIC MINERALS INC.

15/30

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at September 30, 2009, the cash balance is $3,476,765 compared to $ 4,161,735 as at December 31, 2008.  The decrease was mainly a result of planned spending on exploration and development activities.  In 2008 the Company did not raise any funds by way of equity financing.  In the nine-month period ended September 30, 2009, the Company raised US$3,000,000 of funds by a private placement of newly issued equity.

Debt Financing

On June 27, 2007, a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2008 or 2009.

The Company continues to evaluate project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received indicative offers for debt facilities to develop the high-grade Phuoc Son Mine from traditional financial institutions who specialize in resource sector debt provisions. Due to cost management, the Company is testing an alternative funding option through increasing the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The ‘self funding’ option has management priority as equity raising and bank borrowing costs are expensive. Cost controls are continuing and benefits are showing up in the financial results.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing, funds are paid to our Vietnam Bank Account.

OLYMPUS PACIFIC MINERALS INC.

16/30

Contractual Obligations and Commitments

As at September 30, 2009
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	271,576	271,576	-	-	-	-
Operating leases	583,295	50,669	120,846	114,312	114,312	183,156
Purchase obligations - supplies & services	3,257,233	3,060,506	196,727	-	-	-
Purchase obligations - capital	-	-	-	-	-	-
Asset retirement obligations	1,207,619	82,324	156,708	181,674	475,843	311,070
Total	5,319,723	3,465,075	474,281	295,986	590,155	494,226

Common shares

As of November 2, 2009, the Company had issued and outstanding 249,476,531 common shares.

OLYMPUS PACIFIC MINERALS INC.

17/30

Olympus Pacific Minerals Inc. and Subsidiaries

Regulatory Update

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer, along with other members of management have evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as at September 30, 2009.

The Officers of the Company have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the interim and annual filings are being prepared.  Based on that evaluation, they have concluded that the general design and operation of the Company’s disclosure controls and procedures were adequate and effective as at September 30, 2009, however one clerical error which resulted in the need to refile the second quarter reports has lead management to recommend a further review of these procedures with a view to completing any identified changes by December 31, 2009.  Management had independent testing performed in 2008 to assess the ongoing effectiveness of the Company’s design and operation of internal controls over financial reporting.  Based on that evaluation, they have concluded that the design and operation of internal controls over financial reporting were adequate and effective as at December 31, 2008, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with GAAP in 2009 independent testing will continue.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its first annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. The Company’s common shares are listed and posted for trading on the over-the-counter bulletin board (OTC BB) in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

Mr Kevin Flaherty (director), for reasons not related to this company, tendered his resignation to the Board on August 5, 2009.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2008.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

OLYMPUS PACIFIC MINERALS INC.

18/30

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Asset Retirement Obligations (AROs) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.  Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.  Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.  Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (“CICA”) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Future Accounting Changes

Section 1582, 1601, and 1602 – Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and

OLYMPUS PACIFIC MINERALS INC.

19/30

establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.

CICA Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA Section 1601 and CICA Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The above standards will become effective for the Company beginning on January 1, 2011. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

International Financial Reporting Standards

Canada is in the process of adopting International Financial Reporting Standards (“IFRS”), which become mandatory for financial reporting periods commencing on or after January 1, 2011.  The Company will be required to report using IFRS for the year ended December 31, 2011 which will include the comparative period of 2010.  Unaudited consolidated interim financial information prepared in accordance with IRFS will be provided starting in the first quarter of 2011 and will include comparative figures for 2010.

The Company has commenced a preliminary review of the Canadian equivalents to IFRS.  At this early stage in the transition project, a small number of areas have been identified that may have an impact on the financial statements of the Company. We expect there may be changes with respect to accounting policies on deferred development expenditures and foreign currency translation. The Company has not developed an IFRS changeover plan at September 30, 2009 however management has completed an initial diagnostic and review.  We note that as the review of Canadian GAAP equivalents to IFRS proceeds other areas may be identified that impact on the financial statements of the Company. We also note that Canadian GAAP to IFRS may be amended prior to mandatory adoption.

Management has considered the differences between Canadian GAAP and International Financial Reporting Standards (“IFRS”) as they impact Olympus. The review to date has found that there are likely to be no material differences to the majority of line items appearing in the Olympus balance sheet and income statement from what has been reported under Canadian GAAP if the recognition and measurement provisions of IFRS were applied. It should be noted that, in making this assessment, a full conversion exercise considering every recognition, measurement, presentation and disclosure differences that exists between the two bases of accounting (i.e. Canadian GAAP and  IFRS) has not been completed, at this stage a diagnostic and review only has been completed.

The specific areas where no applicable differences in recognition and measurement have been identified between IFRS and Canadian GAAP are cash, receivables, inventory, trade and other payables and capital lease obligations.

Certain relevant accounting differences between Canadian GAAP and IFRS and the possible impacts on the consolidated financial statements of Olympus have been described below:

OLYMPUS PACIFIC MINERALS INC.

20/30

BALANCE SHEET
Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus Pacific Minerals under IFRS
Property, plant and equipment (‘PP&E’)
There are differences between Canadian GAAP and IFRS as follows:
Canadian GAAP does not allow revaluation of PP&E, which is allowed under IFRS
The calculation of depreciable value under Canadian GAAP uses the lesser of residual and salvage values whereas IFRS uses residual value.

Canadian GAAP does not require that “asset parts” of a main asset are depreciated separately whereas IFRS requires that significant asset parts are recognized and depreciated separately so that the cost of replacing a part may be recognized.
When there are impairment indicators for PP&E, Canadian GAAP first determines whether undiscounted cash flows are sufficient to recover carrying value and if not, impairment is measured based on fair value whereas IFRS requires that when there are impairment indicators, carrying value is compared to the recoverable amount, being the greater of fair value less cost to sell or value in use (i.e., discounted cash flows).

No significant impact is expected for the following reasons:
There has historically been no revaluation and there is no intention to revalue
For the majority of assets, residual value is zero. For the remaining assets, residual value has been assumed under Canadian GAAP to be equal to salvage value therefore no impact is anticipated.
Although not required by Canadian GAAP, Olympus has historically depreciated all asset parts separately as required by IFRS, therefore no impact is anticipated.

There have not been any instances where impairment indicators have been met for PP&E in Olympus.

Mineral properties	Mineral properties are covered under PP&E above.	No significant impact is expected. Mineral properties have been capitalised at cost and reviewed for the existence of impairment triggers. No impairments have been recorded.
Borrowing costs	Under Canadian GAAP, an entity can choose whether to expense or capitalise borrowing costs, whereas IFRS requires qualifying borrowing costs to be capitalised.	Olympus has minimal borrowing costs. Where significant their policy is to capitalise, in line with IFRS therefore no significant impact is expected.
Deferred exploration and development costs
Canadian GAAP is more comprehensive than IFRS, which only provides guidance up to the point that technical feasibility and commercial viability of extracting is demonstrated. Canadian GAAP allows for the capitalization of certain exploration and development costs.
IFRS allows accounting in line with Canadian GAAP for the exploration and evaluation phase but expenditures beyond the exploration and evaluation phase, must be considered in line with the capitalisation criteria for PP&E and/or intangible assets.

The deferred exploration and development costs need to be split between exploration and evaluation and development and evaluated separately. Given that all development expenditures meet the recognition criteria of IFRS in relation to PP&E, no significant impact on the measurement of these assets is expected, but they must be separately classified as development expenditure.

OLYMPUS PACIFIC MINERALS INC.

21/30

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus Pacific Minerals under IFRS
Impairment of non-current assets
When there are impairment indicators for non-current assets, there are differences between Canadian GAAP and IFRS as follows :
Both standards have a set of ‘triggers’ for an impairment test to be carried out.  When there are indicators, Canadian GAAP first determines whether the undiscounted cash flows are sufficient to recover the carrying value.  If they are, no impairment is recorded.  If not, impairment is recorded.
Canadian GAAP requires impairment to fair value, regardless of the value in use, whereas IFRS requires impairment of an asset to the higher of fair value less costs to sell and value in use.

Canadian GAAP has no requirement for the reversal of an impairment loss when there has been a change in estimates used to determine the recoverable amount. This is required under IFRS.

In 2006, the impairment of the Bong Mieu development expenditure resulted from a determination that the mine would not reach originally estimated future throughput as published in the feasibility study (the ‘trigger’ for the impairment).  The impairment recognized resulted in a write-down to fair value based on the value in use.

The impairment calculation was based on a number of estimates, being the projected cost structures, expected PP&E spend, production volumes and the sale price of gold.

Although the original cause of the impairment has not changed (being the reduction in throughput compared to the original feasibility study), the underlying assumptions and estimates supporting the calculation of recoverable amount have changed. Management has not assessed the impact of these changes on the impairment calculation which would have to be revisited in the event of Olympus proceeding with a full IFRS conversion.

Asset retirement obligations
Canadian GAAP includes accounting standards which specifically cover this area and are more comprehensive than the IFRS on ARO provisions. However, in calculating provisions, IFRS requires the use of the current market-based discount rate at each reporting date rather than an entity’s credit-adjusted risk free rate which is revised only when there is an upward revision in expected cash flows.
The Asset retirement obligations of Olympus are not sufficiently large to expect that these differences would have a material impact on the financial statements.
Contributed surplus	There are a number of small presentation and disclosure differences between Canadian GAAP and IFRS which do not apply to Olympus.
The small differences noted are not expected to have a significant impact on Olympus. However, the ‘Contributed Surplus’ should be described as ‘Other reserves’ or ‘Share-based payment reserve’ under IFRS.

INCOME STATEMENT
Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus Pacific Minerals under IFRS
Revenue
There are certain differences in the revenue recognition criteria between Canadian GAAP and IFRS because IFRS includes measurement standards requiring fair value for consideration received or receivable.
No significant impact is expected.
Impairment charge	See comments above in relation to impairment of non-current assets.
There would be no expected impact on the impairment charge which was calculated in 2006.
However, as noted above, there is a possibility that there would have been a reversal of the impairment during subsequent periods under  IFRS.

Stock based compensation
There are a number of differences in accounting for stock based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on Olympus.
No significant impact is expected.

OLYMPUS PACIFIC MINERALS INC.

22/30

CASH FLOW STATEMENT
Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus Pacific Minerals under IFRS
Cash flow statement	Canadian GAAP permits the use of the indirect method of reporting the cash flow statement which is not permitted under IFRS.	Olympus currently uses the indirect method of reporting. However, this is a presentation issue only and has no impact on the recognition or measurement of the numbers presented.

Transactions with Related Parties

The Company entered into the following related party transactions during the period:

	Three month period ended Sept 30		Nine month period ended Sept 30
	2009	2008	2009	2008
Consulting and legal fees	$35,009	$8,090	$90,632	$64,837
Management fees	$259,813	$183,508	$690,948	$692,215
Reimbursed expenses	$83,226	$59,218	$162,375	$279,496
Royalties (Zedex)	$37,569	$36,102	$94,447	$115,573

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services are provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services are provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.  The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008; Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holding Limited associated with Russell Graham in 2009 and 2008. Expenses that were reimbursed include the following costs: airfares, accommodation, meals, car rentals, telecommunications, computers, training courses, conferences and professional fees.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a two percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as two percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

OLYMPUS PACIFIC MINERALS INC.

23/30

 Rent

The Company sublets office space in Toronto, Canada, on a month to month basis to a company with two directors in common with Olympus Pacific Minerals Inc.  The Company receives rental income at a usage percent of its costs for this office space.

Other non-recurring transactions
None.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company is able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Sun Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope

OLYMPUS PACIFIC MINERALS INC.

24/30

failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•
Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to a growing number of various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments and / or back dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines

OLYMPUS PACIFIC MINERALS INC.

25/30

or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, possibly back – dated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

OLYMPUS PACIFIC MINERALS INC.

26/30

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional and / or back dated payment requirements will be levied on the Company.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in United States dollar terms the Company incurs in its exploration and development activities.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

•
The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively

OLYMPUS PACIFIC MINERALS INC.

27/30

small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, VP Exploration, Chief Operating Officer, and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.  Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•
Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

•
The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•
The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on

OLYMPUS PACIFIC MINERALS INC.

28/30

the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

•
Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Forward Looking Information

This interim report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and

OLYMPUS PACIFIC MINERALS INC.

29/30

 contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

OLYMPUS PACIFIC MINERALS INC.

30/30